UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-KSB	|_| Form 20-F	|_| Form 11-K	|_| Form 10-Q
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended: December 31, 2007

|_| Transition Report on Form 10-K	|_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F	|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: ______________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Electro Energy Inc.
Former name if applicable:
Address of principal executive office (Street and number): 30 Shelter Rock Road
City, state and zip code: Danbury, Connecticut 06810

PART II
RULE 12b-25 (b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the (prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

               State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The Registrant requires additional time for (i) preparing and finalizing the valuation report for the securities that were issued in connection with the December 7, 2007 refinancing that was disclosed on the Registrant’s Current Report on Form 8-K on December 13, 2007 (the “Refinancing”), which includes defining measurement dates and valuation assumptions, (ii) analyzing and determining the proper accounting treatment for the securities issued in the Refinancing, and (iii) completing the documentation of the internal controls assessment required by Section 404(a) of the Sarbanes Oxley Act of 2002. Furthermore, the Registrant’s internal and advisory resources were impacted by (i) the preparation and filing of the proxy statement for the March 5, 2008 special shareholders meeting to approve the Refinancing and (ii) the preparation and March 7, 2008 filing of the registration statement on Form S-3. Due to the reasons described above, the Registrant could not have timely filed its Form 10-KSB for the period ended March 31, 2008 without unreasonable effort or expense. It will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Duane L. Berlin, Esq, (203) 838-8500

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X|   Yes     |_|   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|   Yes     |_|   No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               On December 7, 2007, the Company redeemed the outstanding 8.5% Senior Secured Convertible Notes (the “8.5% Notes”) and issued the 10% Senior Secured Convertible Notes (the “10% Notes”). The results of operations for the year ended December 31, 2007 will include a one-time charge of approximately $5 million for the loss on the redemption of the 8.5% Notes. In addition, as a consequence of applying EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and View A of EITF 05-4 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19”, the financial statement presentation of the 10% Notes will be significantly different than the 8.5% Notes. Whereas the warrants and conversion feature associated with the $11 million principal amount of the 8.5% Notes constituted a discount of approximately $1.3 million to the principal amount of the 8.5% Notes, which was accounted for as additional paid in capital, the warrants and conversion feature associated with the $18 million principal amount of the 10% Notes constituted a discount of approximately $17 million to the principal amount of the 10% Notes, which will be accounted for as additional paid in capital.

               Although the Company has obtained an independent estimate of the fair value of the securities issued in connection with the 10% Notes and has performed the necessary analyses to determine the proper accounting treatment of the 10% Notes, the Company requires additional time to complete Form 10-KSB for the year ended December 31, 2007.

Electro Energy Inc.
(Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008	By:	/s/ Timothy E. Coyne
	Name:	Timothy E. Coyne
	Title:	Chief Financial Officer